SEC FILE NUMBER 001-36643
CUSIP NUMBER 000307108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AAC HOLDINGS, INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

200 Powell Place

(Address of Principal Executive Office (Street and Number))

Brentwood, Tennessee 37027

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

□	(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AAC Holdings, Inc. (the “Company”) has determined that it is not able to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense for the following reasons:

The Company’s management has been, and continues to be, focused on ensuring compliance with the Company’s Credit Agreement, dated March 8, 2019, as previously amended, with Credit Suisse AG, as administrative agent and collateral agent, and the lenders party thereto (the “2019 Credit Facility”), and the Company’s Credit Agreement, dated June 30, 2017, as previously amended, with Credit Suisse AG, as administrative agent and collateral agent, and the lenders and other parties thereto (the “2017 Credit Facility” and, together with the 2019 Credit Facility, the “Credit Facilities”). Certain events of default have occurred under the Credit Facilities. The Company’s management has been engaged in discussions with its lenders regarding potential entrance into amendments to the Credit Facilities and forbearance agreements to address the Company’s current liquidity, non-compliance with covenants and obligations and its strategic transaction process, among other matters.

In addition, the COVID-19 outbreak and various measures taken by local and national authorities to combat such outbreak have affected the Company's operations, including its finance and accounting related processes.

Because the Company’s efforts to address compliance with the Credit Facilities and the unanticipated COVID-19 outbreak, which have required a significant amount of management’s time and attention that would otherwise be devoted to the preparation of the Form 10-K, the Company is unable to file the Form 10-K within the prescribed period of time without unreasonable effort or expense. While the Company is in process of preparing and reviewing the financial records and other information which form the basis for its Form 10-K report, it does not currently expect to file the Form 10-K on or before the expiration of the fifteen-day extension period granted pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are made only as of the date of this Form 12b-25. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “may,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements may include information concerning the Company’s anticipated timing of the Form 10-K filing. These statements involve known and unknown risks, uncertainties and assumptions (including uncertainties around the duration and severity of the impact of the COVID-19 outbreak that are difficult to predict), and other factors that may cause our actual results and performance to be materially different from the information contained in the forward-looking statements. These risks, uncertainties and other factors include, without limitation: (i) the inability to meet the covenants in the Company’s loan documents or lack of borrowing capacity including the Company’s inability to enter into or comply with forbearance agreements and amendments with its lenders with respect to certain events of default; (ii) any ability to successfully raise capital to meet the Company’s liquidity needs; (iii) the effects of global economic, political, market, health and other conditions, including the impact of the COVID-19 outbreak; (iv) the impact of social distancing, shelter-in-place, shutdowns of non-essential businesses and similar measures imposed or undertaken by governments, companies and consumers in an effort to combat the spread of the coronavirus; (v) the risk of potential litigation or regulatory action arising from the failure to timely file the Form 10-K; (vi) the timing of the review of the Form 10-K by, and the conclusions of, the Company’s auditor; (vii) depending on the timing of the filing of the Form 10-K, the Company may be in default under certain agreements with third-parties; (viii) the risk that the filing of the Form 10-K will take longer than currently anticipated; and (ix) general economic conditions, as well as other risks discussed in the “Risk Factors” section of the Company’s most recently filed Annual Report on Form 10-K and other filings with the SEC. As a result of these factors, the Company cannot provide assurance that the forward-looking statements in this Form 12b-25 will prove to be accurate. Investors should not place undue reliance upon forward-looking statements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew W. McWilliams	615	732-1385
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management anticipates significant changes in the Company’s results of operations from the year ended December 31, 2018 to the year ended December 31, 2019, which is the period covered by the Form 10-K. As a result of the matters discussed in Part III above, the Company is unable to provide a reasonable quantitative estimate of the changes in the results of operations, or the significance thereof, from the corresponding period for the last fiscal year because the Company’s financial statements remain subject to ongoing review by management and the Company’s auditors.

AAC HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

AAC HOLDINGS, INC.

Date: March 31, 2020	By:	/s/ Andrew W. McWilliams
Andrew W. McWilliams Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).